Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31
	2005	2004	2003	2002	2001
Earnings:

Income (loss) before income taxes	$(2,457)	$(861)	$218	$(1,220)	$(670)
Less: Income (loss) from less than 50% owned investees	(14)	8	18	37	(5)
Add:
Rent expense representative of interest (1)	255	248	253	247	237
Interest expense net of capitalized interest (2)	582	505	441	385	326
Interest of preferred security holder	—	—	25	25	25
Amortization of debt discount and expense	18	30	24	17	14
Amortization of interest capitalized	8	8	10	5	4
Adjusted earnings	$(1,580)	$(78)	$953	$(578)	$(59)

Fixed charges:

Rent expense representative of interest (1)	$255	$248	$253	$247	237
Interest expense net of capitalized interest (2)	582	505	441	385	326
Interest of preferred security holder	—	—	25	25	25
Amortization of debt discount and expense	18	30	24	17	14
Capitalized interest	10	8	10	25	29

Fixed charges	$865	$791	$753	$699	$631

Ratio of earnings to fixed charges	— (3)	— (3)	1.27	— (3)	— (3)

(1)         Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)         Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)         Earnings were inadequate to cover fixed charges by $2.45 billion, $869 million, $1.28 billion, and  $690 million for the years ended December 31, 2005, 2004, 2002, and 2001 respectively.